UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2015
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from __________to__________
Commission file number 1-9518

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE PROGRESSIVE 401(k) PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
THE PROGRESSIVE CORPORATION
6300 WILSON MILLS ROAD
MAYFIELD VILLAGE, OHIO 44143

REQUIRED INFORMATION

See the attached Financial Statements, with Report of Independent Registered Public Accounting Firm, for The Progressive 401(k) Plan, as of and for the years ended December 31, 2015 and 2014.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Plan Administrative Committee, as Administrator of The Progressive 401(k) Plan
		By:	/s/ Jeffrey W. Basch
		Name:	Jeffrey W. Basch
Authorized Signatory

Date:	May 17, 2016

THE PROGRESSIVE 401(k) PLAN

FINANCIAL STATEMENTS
WITH
REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

As of and for the Years Ended December 31, 2015 and 2014

INDEX

	Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4	-	9

Supplemental Schedule:

Schedule H-Schedule of Assets Held for Investment Purposes at End of Year	10

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee of
The Progressive Corporation
Cleveland, Ohio

We have audited the accompanying Statement of Net Assets Available for Benefits of The Progressive 401(k) Plan (the “Plan”) as of December 31, 2015 and 2014, and the related Statements of Changes in Net Assets Available for Benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

The supplemental Schedule of Assets Held for Investment Purposes at End of Year as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with Department of Labor’s (DOL) Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Meaden & Moore, Ltd.
MEADEN & MOORE, LTD.

Cleveland, Ohio
May 17, 2016

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

The Progressive 401(k) Plan

	(in thousands)
	December 31
	2015	2014
Assets:

Pending trade settlement	$269	$296

Notes receivable from participants	70,227	66,745

Investments, at Fair Value:
The Progressive Corporation Common
Shares	800,319	707,666
Other investments	1,960,149	1,880,444
Investments, at Fair Value	2,760,468	2,588,110

Investments, at Contract Value:
Fidelity MIP II, Class 3	193,805	194,663

Net Assets Available for Benefits	$3,024,769	$2,849,814

See accompanying notes.

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

The Progressive 401(k) Plan

	(in thousands)
	Year Ended December 31
	2015	2014
Additions to Net Assets Attributed to:
Contributions:
Employer	$78,151	$73,294
Participants	120,664	111,913
Rollovers	5,883	5,601
	204,698	190,808

Interest income on notes receivable from participants	2,931	2,767

Investment Income:
Net appreciation in fair value of investments	38,849	42,118
Dividends on The Progressive Corporation Common Shares	18,125	39,572
Interest and other dividends	69,912	75,588
Revenue Share - see footnote 2	1,211	—
Total Investment Income	128,097	157,278

Deductions from Net Assets Attributed to:
Benefits paid to participants	154,200	134,292
Employee stock ownership plan dividend distribution	6,045	13,299
Other expenses	526	533
Total Deductions	160,771	148,124

Net Increase	174,955	202,729

Net Assets Available for Benefits:
Beginning of Year	2,849,814	2,647,085

End of Year	$3,024,769	$2,849,814

See accompanying notes.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2015 and 2014

1 Description of the Plan

General:

The Progressive 401(k) Plan (the "Plan") is designed to encourage employee savings and provide benefits upon an employee's retirement, death, disability or termination of employment.

All employees of The Progressive Corporation ("the Company") and certain of its subsidiaries that have adopted the Plan, who have met certain requirements, are eligible to participate in the Plan beginning 31 calendar days after the date of employment ("Covered Employee").

Effective January 1, 2015, The Progressive 401(k) Plan was amended and restated.

Contributions:

Participants may contribute to the Plan, on a pre-tax or post-tax basis, any combination up to 99.98% of eligible compensation. However, participants who are classified as "highly compensated employees" under federal tax law are subject to contribution limits that may vary from year to year. Participant contributions are matched 100% by the Company dollar-for-dollar up to 6% of participants' eligible compensation. Company contributions are payable out of net profits.

Various Internal Revenue Code regulations concerning both employee and Company contributions may limit the contribution amounts defined above. The Company has the right to limit these contributions to conform to applicable regulations.

Vesting:

The portion of the participant's account in the Plan attributable to the participant's own contributions, including earnings thereon, vests immediately. Each participant is 100% vested in the Company's matching contributions made on or after January 1, 2009. Prior to January 1, 2009, each participant's interest in the Company's contributions vested based on years of service.

Forfeitures:

Forfeitures of non-vested Company match contributions are held pending reinstatements to former employees hired before January 1, 2008 who are subsequently rehired. The ending Company contribution forfeiture balances for 2015 and 2014 were $41,398 and $13,432, respectively.

Investment Options for Company Match:

Company matching contributions are invested according to participants' elections.

Notes Receivable from Participants:

Participants may borrow up to 50% of their total vested account balance from a minimum of $1,000 up to a maximum of $50,000. Two loans may be outstanding at one time. The highest outstanding balance for prior loans plus any new loans may not exceed $50,000 in a 12-month period. Loan repayment periods range from one to four years. The loans are secured by the balance in the participant's account and bear interest at the same rate throughout the life of the loan.

At the beginning of each calendar quarter, the interest rate applied to new loans during that quarter is set at 1% above the prime rate. This interest rate remains constant over the life of the loan. Principal and interest are paid through bi-weekly payroll deductions. A $35 loan initiation fee and a quarterly maintenance fee of $3.75 are deducted from the participant’s account for each new loan.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2015 and 2014

1 Description of the Plan, Continued

Notes Receivable from Participants, Continued:

Loan repayments may be suspended for up to one year in case of an approved leave of absence. Loans to participants on a leave of absence due to a Qualified Military Leave will be automatically suspended for the period of the Qualified Military Leave.

Participants who terminate employment at the time a loan is outstanding may arrange with the Administrator to continue to repay the loan through automatic or electronic withdrawals or debits from a financial institution known as "ACH" debits.

2 Summary of Significant Accounting Policies

Use of Estimates and Basis of Accounting:

The accompanying financial statements have been prepared on an accrual basis of accounting in accordance with generally accepted accounting principles ("GAAP").

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported and the accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition:

At the close of business on September 11, 2015, the Vanguard Target date funds were moved from Investor shares to Institutional shares.

Effective December 1, 2015, the Fidelity Money Market Trust Retirement Money Market Portfolio changed its name to Fidelity Money Market Trust Retirement Government Money Market II Portfolio.

Investments are stated at fair value, except for fully benefit-responsive contracts which are recorded at contract value.

The Fidelity Managed Income Portfolio II investment objective is to seek preservation of capital and a competitive level of income over time. To achieve its investment objective, the Portfolio invests in underlying assets (typically fixed-income securities or bond funds and may include derivative instruments such as futures contracts and swap agreements) and maintains a "wrapper" contract issued by a third-party. Fidelity Management Trust Company ("FMTC") seeks to minimize the exposure of the Portfolio to credit risk through, among other means, diversification of the wrap contracts across an approved group of issuers. The Portfolio's ability to receive amounts due pursuant to these contracts is dependent upon the issuers' ability to meet their financial obligations.

Investments in wrap contracts are valued at contract value. These investment contracts provide for benefit responsive withdrawals at contract value including those instances when, in connection with wrap contracts, underlying investment securities are sold to fund normal benefit payments prior to the maturity of such contracts.

The investment contract and fixed income security commitments are backed solely by the financial resources of the issuer. Participant withdrawals and exchanges are paid at book value (principal and interest accrued to date) during the term of the contract. However, withdrawals prompted by certain events (e.g., the Plan’s disqualification under the Internal Revenue Code, substantive Portfolio modification not consented to by the wrap issuer, establishment of another Employer plan that

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2015 and 2014

2 Summary of Significant Accounting Policies, Continued

Investment Valuation and Income Recognition, Continued:

competes with the Plan for employee contributions, etc.) may be paid at market value, which may be less than book value. The portfolio strives to maintain a $1 unit price, but cannot guarantee that it will be able to do so, and its yield will fluctuate.

The investment in The Progressive Corporation Stock Fund is valued at the last reported trade price on the New York Stock Exchange on the last business day of the year. Investments in the Brokerage Accounts are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.

Investments held in the Self-Directed Brokerage Account consist of common stocks, mutual funds, certificates of deposit, unitized investment funds, corporate and government bonds, preferred stocks, and various rights, warrants and options that are valued on the basis of readily determinable market prices.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Investment securities are exposed to various risks such as interest rate, market, credit and liquidity risks. Market values of securities fluctuate based on the nature and magnitude of changing market conditions; significant changes in market conditions could materially affect the Plan's investments.

Security transactions in The Progressive Corporation Stock Fund are recorded on a trade date basis. All other security transactions are recorded on a settlement date basis. The use of a transaction or trade date basis would not have a material effect on the overall Statements of Net Assets Available for Benefits or Changes in Net Assets Available for Benefits as of and for the years ended December 31, 2015 or 2014.

Realized gains and losses on the sale of securities are determined based on the average cost of the securities sold from the Trust’s assets. Realized gains and losses on the distribution of Company common shares are determined based on the historical cost of the shares distributed.

Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on an accrual basis.

For dividends on The Progressive Corporation common shares, the financial statements reflect the annual dividend of $.6862 with an ex-dividend date of February 2, 2015, the $1 special cash dividend with an ex-dividend date of January 27, 2014 and the annual dividend of $.4929 with an ex-dividend date of January 27, 2014.

Fair Value:

The Plan has categorized its financial instruments, based on the degree of subjectivity inherent in the method by which they are valued, into a fair value hierarchy of three levels, as follows:

Level 1: Inputs are unadjusted, quoted prices in active markets for identical instruments that the plan can access at the measurement date (e.g., U.S. Government obligations and active exchange-traded equity securities).

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2015 and 2014

2 Summary of Significant Accounting Policies, Continued

Fair Value, Continued:

Level 2: Inputs (other than quoted prices included within Level 1) that are observable for the instrument either directly or indirectly (e.g., certain common/collective trusts and unitized investment funds). This includes: (i) quoted prices for similar instruments in active markets, (ii) quoted prices for identical or similar instruments in markets that are not active, (iii) inputs other than quoted prices that are observable for the instruments, and (iv) inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3: Inputs that are unobservable. Unobservable inputs reflect the Plan's subjective evaluation about the assumptions market participants would use in pricing the financial instrument (e.g., certain structured securities and privately held investments).

The composition of the investment portfolio as of December 31 was:

Description	12/31/2015	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds	$1,874,098,585	$1,874,098,585	$—	$—
Common Stocks	848,004,871	848,004,871	—	—
Money Market	36,275,023	36,275,023	—	—
Certificates of Deposit	58,143	58,143	—	—
Unitized Investment Funds	1,196,501	—	1,196,501	—
Corporate Bonds	366,968	366,968	—	—
Government Bonds	329,805	329,805	—	—
Preferred Stock	97,804	97,804	—	—
Rights/Warrants/Options	40,873	40,873	—	—
Total	$2,760,468,573	$2,759,272,072	$1,196,501	$—

Description	12/31/2014	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Mutual Funds	$1,799,294,749	$1,799,294,749	$—	$—
Common Stocks	752,297,409	752,297,409	—	—
Money Market	34,454,262	34,454,262	—	—
Certificates of Deposit	93,809	93,809	—	—
Unitized Investment Funds	1,222,210	—	1,222,210	—
Corporate Bonds	378,282	378,282	—	—
Government Bonds	245,274	245,274	—	—
Preferred Stock	96,724	96,724	—	—
Rights/Warrants/Options	26,898	26,898	—	—
Total	$2,588,109,617	$2,586,887,407	$1,222,210	$—

For the years ended December 31, 2015 and 2014, there were no significant transfers between Level 1 and Level 2.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2015 and 2014

2 Summary of Significant Accounting Policies, Continued

Funding:

Participant and employer contributions are funded on a bi-weekly basis generally coincident with the pay date.

Expenses:

Administrative expenses of the Plan, including trust management, legal and other fees, are paid by the Company and are not expenses paid by the Plan. Investment management fees are expenses of the Plan, but are netted against investment income. Transaction fees for loan initiation, quarterly loan maintenance, exchanges of Company stock and short-term fund trading are paid from assets in participant accounts.

Risks and Uncertainties:

The Plan provides for several investment options, which are subject to various risks, such as interest rate, credit, foreign currency exchange rate, liquidity and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Revenue Share:

Beginning in 2015, for any investment that generates revenue share for Fidelity, Fidelity is returning the revenue share back to the Plan and the Plan credits that revenue to the participants who are invested in those funds. This fee credit is issued to participants quarterly.

3 Participant Accounts

Each participant's account is credited with the participant's contributions and Company match and an allocation of earnings. Allocations are based on the portion of each participant's account balance to the total account balances for all participants. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants can invest in any of the options offered under the Plan.

The Plan uses the share value method for allocating Plan earnings. The share values are determined on a daily basis.

4 Related Party Transactions

The fund investment options include The Progressive Corporation Stock Fund. This fund consists of the Company’s common shares.

Certain Plan investment choices are Fidelity mutual funds managed by Fidelity Management & Research Company (FMR Co.). Fidelity Management Trust Company (FMTC) is the current trustee and, along with FMR Co., is a subsidiary of FMR Corp. These transactions, therefore, qualify as related party transactions.

NOTES TO FINANCIAL STATEMENTS

The Progressive 401(k) Plan

December 31, 2015 and 2014

5 Income Tax Status

The Plan obtained its latest determination letter on September 3, 2015, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken uncertain tax positions that more-likely-than-not would not be sustained upon examination by applicable taxing authorities. The Plan administrator has analyzed tax positions taken by the Plan and has concluded that, as of December 31, 2015, there are no uncertain tax positions taken, or expected to be taken, that would require recognition of a liability or that would require disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions. However, currently no audits for any tax periods are in progress.

6 Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts, to the extent not already vested.

7 Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements.

8 New Accounting Standards

The Financial Standards Board issued Accounting Standard Update (ASU) 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value (NAV) per Share, which is effective for fiscal years beginning after December 15, 2015 (public entities) and 2016 (other entities), with early adoption permitted. The ASU eliminates the requirement to categorize investments for which Fair Value is measured at NAV per share as a practical expedient. Plan management has not yet determined the impact of this pronouncement to its financial statements or disclosures.

SCHEDULE H-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

Part IV Line 4i
The Progressive 401(k) Plan
Plan No. 003
EIN 34-0963169
December 31, 2015

	(b) Identity of Issue,	(c) Description of Investment Including
	Borrower, Lessor,	Maturity Date, Rate of Interest,	(e) Current
(a)	or Similar Party	Collateral, Par or Maturity Value	Value

*	Fidelity	2,870,356.02 shares of Fidelity Low-Priced Stock Fund - Class K	$ 136,944,686
*	Fidelity	4,122,586.21 shares of Fidelity Diversified International Fund - Class K	144,249,292
*	Fidelity	3,952,128.56 shares of Fidelity Mid-Cap Stock Fund - Class K	129,353,168
*	Fidelity	36,275,022.70 shares of Fidelity Money Market Government II Portfolio	36,275,023
* 2	Fidelity	2,489.53 shares of Fidelity Cash Reserves	2,490
* 1	Fidelity	193,804,789 shares of Fidelity Managed Income Portfolio II Class 3	193,804,789
	Brokerage Account	Various Common Stocks	47,685,568
	Brokerage Account	Various Mutual Funds	45,128,780
	Brokerage Account	Various Preferred Stocks	97,804
	Brokerage Account	Various Unitized Investment Funds	1,196,501
	Brokerage Account	Various Rights/Warrants/Options	40,873
	Brokerage Account	Various Certificates of Deposit	58,143
	Brokerage Account	Various Corporate Bonds	366,968
	Brokerage Account	Various Government Bonds	329,805
	American Beacon Advisors	1,809,038.37 of American Beacon Small Cap Value Fund Class Institutional	40,631,002
	Harris Associates L.P.	4,192,833.43 shares of Oakmark Equity And Income Fund Class I	119,789,251
	Pacific Investment Management Company	4,257,006.37 shares of PIMCO Total Return Fund Institutional Class	42,868,054
	The Vanguard Group	1,973,264.85 shares of Vanguard Value Index Fund Institutional Shares	62,789,287
	The Vanguard Group	294,618.04 shares of Vanguard Total International Stock Index Fund Institutional Shares	28,560,273
	The Vanguard Group	1,244,757.36 shares of Vanguard Mid-Cap Index Fund Institutional Shares	40,890,279
	The Vanguard Group	591,136.48 shares of Vanguard Small-Cap Index Fund Institutional Shares	31,359,790
	The Vanguard Group	1,316,329.47 shares of Vanguard Growth Index Fund Institutional Shares	72,095,365
	The Vanguard Group	1,687,965.88 shares of Vanguard Institutional Index Fund Institutional Plus Shares	315,025,071
	The Vanguard Group	7,925,408.20 shares of Vanguard Total Bond Market Index Fund Institutional Shares	84,326,343
	The Vanguard Group	557,601.95 shares of Vanguard Target Retirement Income Fund Institutional Shares	10,928,998
	The Vanguard Group	570,339.58 shares of Vanguard Target Retirement 2010 Fund Institutional Shares	11,144,435
	The Vanguard Group	857,217.40 shares of Vanguard Target Retirement 2015 Fund Institutional Shares	16,570,012
	The Vanguard Group	3,229,924.16 shares of Vanguard Target Retirement 2020 Fund Institutional Shares	61,982,245
	The Vanguard Group	2,991,997.06 shares of Vanguard Target Retirement 2025 Fund Institutional Shares	57,057,384
	The Vanguard Group	5,889,613.47 shares of Vanguard Target Retirement 2030 Fund Institutional Shares	111,549,279
	The Vanguard Group	3,717,475.63 shares of Vanguard Target Retirement 2035 Fund Institutional Shares	69,962,891
	The Vanguard Group	4,450,791.23 shares of Vanguard Target Retirement 2040 Fund Institutional Shares	83,185,288
	The Vanguard Group	3,261,742.73 shares of Vanguard Target Retirement 2045 Fund Institutional Shares	60,961,972
	The Vanguard Group	1,813,499.90 shares of Vanguard Target Retirement 2050 Fund Institutional Shares	33,894,313
	The Vanguard Group	514,635.71 shares of Vanguard Target Retirement 2055 Fund Institutional Shares	9,618,541
	The Vanguard Group	128,287.19 shares of Vanguard Target Retirement 2060 Fund Institutional Shares	2,396,405
	Wasatch Advisors, Inc.	1,231,138.07 shares of Wasatch Small Cap Growth Fund	50,833,691
			2,153,954,059
*	The Progressive Corporation	25,167,273.68 shares of The Progressive Corporation Common Shares	800,319,303
*	Participant Loans	4.25% at various maturities; participant account balances as collateral	70,227,206
			$ 3,024,500,568
*	Party-in-interest
1	Amount represents contract value
2	Included in The Progressive Corporation Stock Fund for the recordkeeping of fractional shares of stock

THE PROGRESSIVE 401(k) PLAN

EXHIBIT INDEX

EXHIBIT NO. UNDER REG. S-K ITEM 601	FORM 11-K EXHIBIT NO.	DESCRIPTION OF EXHIBIT

23	23	Consent of Meaden & Moore, Ltd., Independent Registered Public Accounting Firm, dated May 17, 2016, to incorporate by reference their report dated May 17, 2016.